FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of September, 2006

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                             Form 20-F X             Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes____                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:


 99.1 Press Release: Australia's Metcash Deploys Retalix Solutions to Consolidate Core Information Systems. Dated: September 5, 2006.

 99.2 Press Release: C&S Wholesale Grocers Deploys Retalix Solutions to Improve Supply Chain Management. Dated: September 11, 2006.

 99.3 Press Release: Carrefour Goes Live with Retalix Solutions to Promote Customer Loyalty in Over 200 Hypermarkets in France.
         Dated: September 19, 2006.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           RETALIX LTD.

Date: October 4, 2006                      By: /s Guy Geri
                                           ---------------------------
                                           Guy Geri, Controller



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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

 99.1 Press Release: Australia's Metcash Deploys Retalix Solutions to Consolidate Core Information Systems. Dated: September 5, 2006.

 99.2 Press Release: C&S Wholesale Grocers Deploys Retalix Solutions to Improve Supply Chain Management. Dated: September 11, 2006.

99.3 Press Release: Carrefour Goes Live with Retalix Solutions to Promote Customer Loyalty in Over 200 Hypermarkets in France.
         Dated: September 19, 2006.